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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

February 24, 2020

Re:	Amdocs Limited

Form 20-F for the Fiscal Year Ended September 30, 2019

Filed December 16, 2019

File No. 001-14840

Ms. Megan Akst, Senior Staff Accountant

Ms. Melissa Kindelan, Senior Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Akst and Ms. Kindelan:

On behalf of our client, Amdocs Limited, a Guernsey company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2019 (the “Form 20-F”) contained in the Staff’s letter dated February 11, 2020 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 37

1.

We note your normalized free cash flow measure excludes charges that required cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K. Please remove the measure or explain how it complies.

Response: We respectfully advise the Staff that the Company considers “Normalized Free Cash Flow” to be a measure of its operating performance rather than a liquidity measure. “Normalized Free Cash Flow,” as defined by the Company, is one of the measures intended to provide management, investors and other parties with an indicator of the Company’s operating performance that is useful in comparing the Company’s performance to other companies and to its performance in previous periods, because it excludes potential differences that the Company believes are unrelated to its ongoing operating performance. Management does not currently use “Normalized Free Cash Flow” to assess the Company’s ability to meet its short-term obligations, and therefore does not consider it to be a liquidity measure.

Ms. Megan Akst, Senior Staff Accountant Ms. Melissa Kindelan, Senior Staff Accountant Office of Technology Division of Corporation Finance	February 24, 2020

Having said that, the Company respectfully submits that it intends to remove “Normalized Free Cash Flow” from its annual reports on Form 20-F for future fiscal years and other reports filed with the Commission.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:         Via E-mail

Shuky Sheffer, Chief Executive Officer

Tamar Rapaport-Dagim, Chief Financial Officer and Chief Operating Officer

Michal Topolski, General Counsel

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